**Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)**

LIT IO, Inc.
2140 S. Dupont Hwy
Camden, DE 19934
https://www.lit-app.io

Up to $250,000 in Series A Common Stock at $0.50
Minimum Target Amount: $5,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** LIT IO, Inc.
**Address:** 2140 S. Dupont Hwy, Camden, DE 19934
**State of Incorporation:** DE
**Date Incorporated:** January 14, 2020

## Terms:

### Equity

**Offering Minimum:** $5,000.00 / 10,000 shares of Common Stock
**Offering Maximum:** $250,000.00 / 500,000 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $0.50
**Minimum Investment Amount (per investor):** $200.00

## COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

**Offering maximum.**

In reliance on this relief, financial information certified by the Chief Executive Officer and President, setting the offering maximum of $250,000.00.

**Expedited closing sooner than 21 days.**

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

## Voting Rights of Securities Sold in this Offering

**Voting Proxy**. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing.

The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## The Company and its Business

*Company Overview*

The Business has developed a Social Media/Marketplace platform which was created for the following:

LIT was founded to solve a handful of major problems; businesses are struggling to find suppliers; suppliers are struggling to find buyers; and consumers are struggling to buy quality products at competitive prices. We were created to help the industry connect, succeed and stay competitive.

LIT's vision is to become the cannabis/hemp solution for the whole industry worldwide. As a niche tech business, we continue to innovate and develop new solutions to make the industry flourish.

The Business has a window of opportunity to introduce its services and gain a significant piece of the market share.

## Company Summary

## LIT TRADING EXCHANGE

The LIT system gives procurement and sales teams the tools needed to efficiently negotiate transactions based on all the relevant aspects for the trade of hemp, cannabis, and related products. These specifications include precise delivery window and location, product quality, quantity, terms and price. The LIT platform gives our users all the necessary tools to feel comfortable transacting online and be more efficient when buying and selling products.

**PRICE TRANSPARENCY**

Prices along the entire current supply chain – biomass all the way to isolate – are opaque and unreliable. There is a huge bid-ask spread in the market and the same buyer or supplier will quote different prices on the same day. Efficient price transparency narrows the bid-ask spread to benefit all players aside from 'unscrupulous brokers'. LIT members accessing the platform can see all orders on the exchange, and quickly narrow down to a specific market.

**NETWORK BUILDING**

The majority of current market players transact with a relatively small group because branching out from that group is risky. We are aggregating the reputable business partners under one roof, which gives security to supply chain managers wanting to increase their supply and sales channels. Enhancing your supply chain network gives your organization the opportunity to put fixed assets to the most efficient use and offering new profit opportunities.

## Mission

LIT is a social media/marketplace built to connect people and businesses in the cannabis and hemp industry. Our mission is to strengthen the community and provide opportunities for the people and the businesses we serve.

## Success Keys

Our keys to success include:
1. Creating a community within the industry;
2. Become the trusted platform for individuals and businesses;
3. Successful launch of our beta test;
4. Receive approval to launch our platform on major app providers;
5. Successful marketing campaigns and capital raises for a full-scale launch;

## Services

Connecting buyers and sellers within the cannabis and hemp industries. The marketplace for the industry is fractured. The company has identified the following problems for consumers:

1) *Social Media* – Communication is key when it comes to socializing, consumer feedback and outreach.

2) *Convenience* – The convenience of a modern digital platform that allows the user to connect with other users and purchase products online safely and securely.

3) *Delivery* – With Covid-19, delivery has become essential for the safety and health for everyone. Delivery provides a buffer point and the convenience of having your product brought to you.

Issues and challenges facing businesses:

1) *Digital Marketplace* – The convenience of a modern digital marketplace allowing the user to purchase products online using safe and secure methods.

2) *Ads/Marketing* – A way to market to their target audience freely with the ability to connect and engage with their customers.

3) *Business Connections* – A convenient way to digitally connect with other businesses for services or products.

## OUR SOLUTION

A mobile application for social media/marketplace platform built to provide connections and communication for the Cannabis and Hemp industries.

## Service Breakdown

*Social Media* – The platform is designed as a point of communication and connection for the users and businesses. We have designed this feature to be entertaining by providing tools for influencers and creating an easy and familiar experience for users to connect with each other.

*Digital Marketplace* – We have built a marketplace that allows businesses to connect with and sell to customers on a digital mobile app platform while using their current payment providers.

*Delivery* – We have developed this platform as a tool for businesses to provide delivery services for their customers. With our propriety method, we give all retail businesses the tool they need to provide a great delivery experience for their customers.

## Market Analysis Summary

### Size of the Market

The United States Market is based on 1/5th of the total population. A government consensus claims that 1/5th of the population uses or has used cannabis.

| 65.89 Million | 23 Million | 8.66 Million |
|:---:|:---:|:---:|
| Total Available Market (TAM) | Serviceable Available Market (SAM) | Serviceable Obtainable Market (SOM) |

## Consumer Transactions
- Cannabis purchases in 2019 estimated $13.1B+
- Hemp purchases in 2019 estimated $5B+

## Number of Businesses
- Cannabis 2020 – Estimated 25,000+
- Hemp 2020 – Estimated 30,000+
* As states legalize, the number of businesses is anticipated to grow dramatically.

# Target Audience

### HEMP

**Users**
* * Age: 18-55
* * Sex: M/F
* * Behavior: Current user of CBD Products and active on social media platforms.

**Businesses**
* * Retail
* * Farms
* * Wholesale
* * Manufacturing
* * Service Providers

### CANNABIS

**Users**
* * Age: 21-55
* * Sex: M/F
* * Behavior: Current user of cannabis Products and active on social media platforms.

**Businesses**
* * Dispensaries
* * Farms
* * Processors
* * Social Providers

# Revenue Model

### MARKETPLACE
### B2C & B2B
*We take an easy and competitive 5% per platform transaction*

| $50 | $10,000 |
|---|---|
| *Average Transaction B2C* | *Average Transaction B2B* |

### ADVERTISING
Cost of CPC and CPV vary based on market demand
**$400**
Average Monthly Advertising Spend

### DELIVERY
We take $5 delivery fee
**$10**
Average Delivery Spend

## Go to Market Strategy

*Outsource* – We plan to connect with large marketing, advertising, and public relation firms. From there we plan to promote the product publicly at events, publications, traditional and non-traditional media outlets.

*Influencer Program* – We will immediately promote and launch the influencer program. This will incentivize influencers to bring new users to the platform at rapid speed.

*In-house* – Our sales and marketing team will work with our social media/networking team to bring in businesses and other potential users to the platform.

## Competition Analysis

**1) Weedmaps**
Total Monthly Visits – 7.23M
Annual Revenue - $175M (estimated)
Business Model – Directory Listings and advertising

**2) Leafly**
Total Monthly Visits – 14.18M
Annual Revenue - $343M (estimated)
Business Model – Directory Listings and advertising

**3) Jane**
**"New Company"**
Total Monthly Visits – Unknown
Annual Revenue – Unknown
Business Model – Directory Listings and Advertising

## Seasonality

We do not expect to experience material seasonality in the activity level of our business. However, Pandemics and Epidemics may cause additional peaks and valleys in our growth.

**The Team**

**Officers and Directors**

**Name:** Michael Nylif

Positions and Offices currently held with the issuer:

**Position**: Chairman, Chief Executive Officer and Founder
**Dates of Service**: January 14, 2020 - Present
**Responsibilities**: Leads the team with the purpose of maximizing the value of the company, which may include but isn't limited to maximizing the mission and impact, share price, market share, and/or revenues. Chief Executive also serves as key team member for sharing and amplifying the story and/or narratives of the organization.
**Bio:** Mr. Nylif spent over three years conducting market research in the cannabis/hemp industry by traveling and surveying consumers, businesses and professionals in the industry. Before that, his profession was in commercial content creation, creative business consulting and education. What got him interested in the industry was the aggressively expansive opportunities for medical science and research. With his passion for the industry and knowledge of business, he knew that with the current problems in the industry he could develop a desired solution.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

**Uncertain Risk**
An investment in the Company (also referred to as "we," "us," "our," or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

**Our business projections are only projections**
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

**Any valuation at this stage is difficult to assess**
The valuation for the offering was established by the Company. Startups are difficult to assess, and you may risk overpaying for your investment.

**The transferability of the Securities you are buying is limited**
Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

**Your investment could be illiquid for a long time**

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the cannabis or hemp industries. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

**If the Company cannot raise sufficient funds it will not succeed**

The Company is offering Common Stock in the amount of up to $250,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

**Terms of subsequent financings may adversely impact your investment**

We will likely need to engage in common equity, debt, or preferred stock financings in the future to continue operations, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

**Management Discretion as to Use of Proceeds**

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

**Projections: Forward Looking Information**

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*Possible Restrictive Legislation*.
Cannabis and hemp are highly regulated industries and new legislation could have a negative impact on the standard operations of the company. Legislation could negatively impact the company's ability to operate and/or be profitable.

*Penalties we may incur could impair our business.*
Failure to comply with government regulations could subject us to civil and criminal penalties.

*Compliance with laws and regulations governing our activities could be costly and could negatively impact operations.*
The Cannabis and Hemp industries are highly regulated and includes consistently changing regulations. The company will have to remain vigilant and aware of these changes. When a change is introduced that pertains to the company, it will have to be immediately enacted. Both the monitoring and implementation will come at a cost. Should regulatory changes be dramatic, it could negatively impact the daily operations.

**Minority Holder; Securities with Voting Rights**
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

**You are trusting that management will make the best decision for the company**
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

**Insufficient Funds**
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will possibly need to raise more funds in the future, even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

**This offering involves "rolling closings, which may mean that earlier investors may not have the benefit of information that later investors have.**
Once we meet our target amount for this offering, we may request that IPO Wallet instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to

the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

**We face significant market competition**
We will compete with larger, established companies who currently have products and services in the market, and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

**The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business**
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

**We rely on third parties to provide services essential to the success of our business**
We rely on third parties to provide a variety of essential business functions for us, including shipping, accounting, legal work, public relations, advertising, retailing, and technology development. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

***We have a thin capitalization and little equity.***
The company has few reserves and a disruption could put the company in position to call for debt financing, delay operations or cease to exist.

### Marijuana remains illegal under federal law.

Marijuana remains a Schedule I controlled substances and is illegal under federal law. Even in states that have legalized the use of marijuana, its sale and use remain violations of federal law. The illegality of marijuana under federal law preempts state laws that legalize its use. Therefore, strict enforcement of federal law regarding marijuana would likely result in our inability to proceed with our business plan.

### Industrial Hemp - 2018 Farm Bill

The Farm Bill allows licensed farmers nationwide to grow industrial hemp more freely. It removes industrial hemp from the illegal Schedule 1 drugs list, giving it the same classification as any other commercial crop (AKA an "agricultural commodity"). Plus, there are no restrictions around selling, possessing, or transporting industrial hemp across state lines (or any products made from it) as long as it's cultivated in line with the law.

It's important to distinguish industrial hemp—the plant that's addressed in the Farm Bill—from the one we usually refer to as marijuana. Although both are varieties of the cannabis sativa plant, industrial hemp is classified by law as containing less than 0.3 percent of the psychoactive compound THC. Marijuana, on the other hand, is cannabis with 0.3 percent THC or more.

While CBD products produced from industrial hemp are no longer considered Schedule I substances, CBD products that come from marijuana plants with more than .03 percent THC are still federally illegal. (Even if the finished product itself has less than 0.3 percent THC.)

### Our business is dependent on laws pertaining to the marijuana industry

The United States federal government regulates drugs through the Controlled Substances Act (21 U.S.C. § 811), which places controlled substances, including cannabis, in a schedule. Currently, cannabis and CBD (0.3 percent THC or more) are classified as Schedule I drugs, which are viewed as highly addictive and having no medicinal value and is illegal to distribute and use. The United States Federal Drug Administration has not approved the sale of marijuana or CBD (0.3 percent THC or more) for any medical application. Doctors may not prescribe cannabis or CBD (0.3 percent THC or more) for medical use under federal law, however they can recommend its use under the First Amendment. In 2010, the United States Veterans Affairs Department clarified that veterans using medicinal cannabis or CBD (0.3 percent THC or more) will not be denied services or other medications that are denied to those using illegal drugs.

### Laws and regulations affecting our industry are constantly changing

The constant evolution of laws and regulations affecting the marijuana industry could detrimentally affect our operations. Local, state and federal medical marijuana laws and regulations are broad in scope and subject to changing interpretations. These changes may require us to incur substantial costs associated with legal and compliance fees and ultimately require us to alter our business plan. Furthermore, violations of these laws, or alleged violations, could disrupt our business and result in a material adverse effect on our operations. In addition, we cannot predict the nature of any future laws, regulations, interpretations or applications, and it is possible that regulations may be enacted in the future that will be directly applicable to our business.

**Obtaining additional capital though the sale of common stock will result in dilution of stockholder interests.**

We intend to raise additional funds in the future by issuing additional shares of common stock or other securities, which may include securities such as convertible debentures, warrants or preferred stock that are convertible into common stock. Any such sale of common stock or other securities will lead to further dilution of the equity ownership of existing holders of our common stock. Additionally, the existing conversion rights may hinder future equity offerings, and the exercise of those conversion rights may have an adverse effect on the value of our stock. If any such conversion rights are exercised at a price below the then current market price of our shares, then the market price of our stock could decrease upon the sale of such additional securities. Further, if any such conversion rights are exercised at a price below the price at which any particular stockholder purchased shares, then that particular stockholder will experience dilution in his or her investment.

**We have never paid dividends on our common stock, nor are we likely to pay dividends in the foreseeable future. Therefore, you may not derive any income solely from ownership of our stock.**

We have never declared or paid dividends on our common stock and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into the Company to further our business strategy. This means that your potential for economic gain from ownership of our stock depends on appreciation of our stock price and will only be realized by a sale of the stock at a price higher than your purchase price.

*We are indemnifying our officers and directors.*

The Board of Directors will have no personal liability.

## Ownership and Capital Structure; Rights of the Securities

### Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Michael Nylif | 7,440,000 | Common Stock | 93% |

### The Company's Securities
The Company has authorized Common Stock, only. As part of the Regulation Crowdfunding raise, the Company will be offering up to 500,000 of its Common Stock.

#### Common Stock

The amount of stock authorized is 100,000,000 with a total of 8,000,000 outstanding as of August 31, 2020.

*Voting Rights*

Each share of common stock receives one vote.

*Material Rights*

**Dividends.** The holders of Common Stock will not receive any dividend payments at this time.

**Liquidation Rights.** Upon the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holder of Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock.

## What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:
- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have not made any issuances of securities within the last three years.

## Results of Operations

The company was incorporated in January of 2020. The company hasn't created any revenue to date. Our Founder and CEO has provided the operating capital to-date. The company is preparing to launch its beta test at the end of September.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc.)**

LIT is currently developing its beta app to be launched in the next 30-45 days. The funds to be raised are critical to our operation and completion of our beta test.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

The funds are critical to the growth of operations and technological development.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**
The company is currently still in development mode. The funds to be raised are critical in us being able to fully scale our application and penetrate the market.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**
With the minimum $5,000 raise, it would not support to the Company in its plan or provide additional runway.

With $250,000.00, we will be able to expand over the next six months post our raise. The expenses will be utilized to continue the development of the application and marketing.

**How long will you be able to operate the company if you raise your maximum funding goal?**
The maximum funding goal of $250,000 will allow our team to streamline our process and expand our client acquisition efforts.

When we raise the full $250K we will be fully operational for 12 months. We will focus on providing updated versions of the application and services.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc.)**
We plan on a future raise after the completion of our Reg CF offering.

## Valuation

**Pre-Money Valuation:** $4,000,000

**Valuation Details:**
LIT's $4M pre-money valuation is calculated based on the following key factors.

First, we hired a team of designers and developers to be apart of our team to complete the development of our app. Secondly, we will be preparing to launch our beta test, marketing and sale strategies next month. Lastly, based on our knowledge of the industry and development of apps, we believe upon launch we will grow quickly. This will position the company for a Round B investment.

The Company set its valuation internally, without a formal-third party independent valuation.

## Use of Proceeds

If we raise the Target Maximum Offering Amount of $250,000.00, we plan to use these proceeds as follows:

| Use | Amount ($) | Percentage (%) |
|---|---|---|
| IPO Wallet Fees | $23,125 | 9.25% |
| Technology Development | $116,825 | 46.73% |
| Marketing & Legal | $70,100 | 28.04% |
| Operating Capital | $39,950 | 15.98% |
| **Total** | **$250,000** | **100.00%** |

This Offering is on a best effort, $250,000 maximum basis. The minimum of $5,000 must be sold before we can use any Offering proceeds received. All funds paid to us will be available for immediate use. There can be no assurance that any or all of the Securities offered will be sold.

The figures set forth above are estimates and cannot be precisely calculated. No portion of the proceeds will be paid to officers, directors, and their affiliates.

We feel that the Offering proceeds will be sufficient to fund our immediate plans. We will need additional funds to fully develop our business. We may attempt to get such additional funds through bank financing, additional equity financing or other means. The actual application of funds cannot be precisely determined.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

## Regulatory Information

### Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

### Compliance Failure
The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

### Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at lit-app.io (A section on lit-app.io will be provided for its annual reports.).

The Company must continue to comply with the ongoing reporting requirements until:

(1)      it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)      it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3)      it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4)      it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)      it liquidates or dissolves its business in accordance with state law.

### Updates

Updates on the status of this Offering may be found at:
www.ipowallet.com/Lit

### Investing Process

See Exhibit D to the Offering Statement of which this Offering Memorandum forms a part.

**Letter from Our CEO**
**Michael Nylif**

**Message to our Subscribers**

Current and Future Partners,

Thank you for taking the time to review our company. While there are many in the industry who tout spectacular achievement, we are living it in the continued stages of our development. We are passionate about this industry and believe in all of the medical benefits that it can provide to mankind.

We have seen first-hand the medicinal benefits of the plant. We have also witnessed that the industry is currently fractured without a traditional platform to bring buyers and sellers together. This is an industry that is still in its infancy and we believe our solution will help bring instant transparency to the industry,

We believe our solution will create a transparent marketplace can be scaled worldwide and help to continue to develop the industry. Our goal is to continue to continue to mainstream the industry.

Stay Blessed in these trying times,

Sincerely,

Michael Nylif
CEO

**EXHIBIT B TO FORM C**

**FINANCIAL STATEMENTS WILL BE INITALLY OMITTED BASED ON THE SEC TEMPORARY FINAL RULE EASING SOME RESTRICTIONS ON SMALL BUSINESSES DUE TO THE COVID-19 PANDEMIC.**

**EXHIBIT C TO FORM C**

**PITCH DECK**

(See attached)



## Mobile APP SOLUTION
### For the Cannabis & Hemp Industry

**Lit**

---

## CONSUMER
### PROBLEMS

→ **Social Media**

Communication is key when it comes to socializing, consumer feedback, and outreach.

→ **Convenience**

The convenience of a modern digital platform that allows the user to connect with other users and purchase products online safely and securely

→ **Delivery**

With Covid-19, delivery has become essential for the safety health of the people. Delivery provides a buffer point and the convince of having your product brought to you.


Digital Marketplace
The convenience of a modern digital marketplace allowing the user to purchase products online using safe and secure methods.
Ads/Marketing
A way to market to their target audience freely with the ability to connect and engage with their customers
Business Connections
A way to convenient way to digitally connect with other businesses for services or product.
BUSINESS
PROBLEMS


Solution
A Mobile Application **Social Media/Marketplace** Platform built to provide *connection and communication* for **Cannabis & Hemp Industry.**
Jhon Doe
Latest Post
Marketplace
Featured hemp products


Size of Market
The United States Market Size is based on 1/5th of the total population.
A government consensus claims that 1/5th of the population uses or has used cannabis.
65.89 Million
Total Available Market (TAM)
23 Million
Serviceable Available Market (SAM)
8.66 Million
Serviceable Obtainable Market (SOM)


Consumer Transactions
CANNABIS PUCHASE IN 2019
EST $13.1B+
HEMP PUCHASE IN 2019
EST $5B+
Number Of Businesses
CANNABIS
2020 - EST 25,000+
HEMP
2020 - EST 30,000+
As states legalize, the number of businesses grow dramaticly.



# Competition

**weedmaps**

**TOTAL MONTHLY VISITS**
7.23M
**ANNUAL REVENUE**
EST $175M
**BUSINESS MODEL**
- Directory Listings
- Advertising

**Leafly**

**TOTAL MONTHLY VISITS**
14.18M
**ANNUAL REVENUE**
EST $343M
**BUSINESS MODEL**
- Directory Listings
- Advertising

**Jane**

**"NEW COMPANY"**

**TOTAL MONTHLY VISITS**
Unknown
**ANNUAL REVENUE**
Unknown
**BUSINESS MODEL**
- Directory Listings
- Advertising

# Competitive Advantages

## Social Media

The platform is design as a point of communitcation and connection for the users and businesses. We have designed this feature to be entertaing by providing tools for influencers and creating an easy and familiar experience for users to connect with each other.

## Digital Marketplace

We have a built a marketplace that allows businesses to connect with and sell to customers on a digital mobile app platform while using their current payment providers

## Delivery

We have developed this plaform as a tool for businesses to provide delivery services for their customers. With our propriety method, we give all retail businesses the drivers and tools they need to provide a great delivery experience for their customers.

# Target Audience

## HEMP

**USERS**
- **Age:** 18-55
- **Sex:** M/F/O+
- **Behavior:** Current user of CBD Products and active on social media platforms.

**BUSINESSES**
- Retail
- Farms
- Wholesale
- Manufacturing
- Service Providers

## CANNABIS

**USERS**
- **Age:** 21-55
- **Sex:** M/F/O+
- **Behavior:** Current user of Cannabis Products and active on social media platforms.

**BUSINESSES**
- Dispensaries
- Farms
- Proccessors
- Service Providers


BUSINESS MODEL
"Revenue Streams"
MARKETPLACE
B2C & B2B
We take an easy and competitive 5% per transaction.
$50
Average Transaction B2C
$10,000
Average Transaction B2B
ADVERTISING
Cost of CPC and CPV vary based on market demand.
$400
Average Monthly Advertising Spend
DELIVERY
We take $5 the delivery fee
$10
Average Delivery Spend


Estimated Net Revenue & Growth
2021
$4,434,458
2022
$ 37,526,690
2023
$ 167,838,923
The numbers are based on the over all potential market and estimated company growth.
2021
2022
2023
2024
$0
$100,000,000
$200,000,000
$300,000,000
$400,000,000
Financial Model
Click Here

# Go to Market Strategy

## Outsource

We plan to connect with large marketing, advertising, and public relations firms. From there we plan to promote the product publicly at events, publications, traditional and non-traditional media outlets.

## Influencer Program

We will immediatley promote and launch the influencer program. This will incentivize influencers to bring new users to the platform at a rapid speed.

## In-house

our sales and marketing team will work with our social media/networking team to bring in businesses and other potiential users to the platform.

# Future Roadmap

These are our milestones to launch and grow

| **Finish Development** | **Prepare for Launch** | **Soft Launch** | **Grow** |
|---|---|---|---|
|  |  |  |  |
| 1 | 2 | 3 | 4 |
| January - July 2020 | August 2020 | Late August 2020 | 2020 - 2021 + |
| We have hired a team of designers and developers to be apart of our team to complete the development of the apps. | We will be preparing to execute our marketing and sales strategies. | We will release the product and continue our campaigns. | We will be pushing our campaigns to increase user growth building up for the B round of investment. |



**The Team**

Michael Nylif
Founder & CEO



The Team
Management

**Sean Daley**
VP of Development

**Calvin McDowell**
VP of Security & Information


The Team
Design
Ivan Martinez
Lead Product Designer
Ajay Chaudhary
Illistator & UI/UX Designer
Sarif Hossain
UI/UX Designer


The Team
Front-End DEV
BYIRINGIRO Emmanuel
Lead Front-End Product Developer
Amit Prajapati
Front-End Product Developer
Lakhvir Kumar
Front-End Product Developer
Karamat Ullah
Front-End Product Developer
Aly Faraj
Front-End Product Developer
Bani Naveen
Front-End Product Developer
Amit Khatkar
Front-End Product Developer



**The Team**
**Back-End DEV**

**Jerry Joy**
Lead Back-End Product Developer

**Ahana Raj Rajan Sreedevi**
Back-End Product Developer

**Rafael Monroy**
Back-End Product Developer

**Farhan Asif**
Back-End Product Developer



**Legal**

**Andrew Kussmaul**
Company's Legal Advisor

**Phone:** +1 (817) 438-0294
**Email:** andrew.kussmaul@kussmaullegal.com

**EXHIBIT D TO FORM C**

**SUBCRIPTION PROCESS**

(See attached)

## IPO WALLET SUBSCRIPTION PROCESS (Exhibit D)

Platform Compensation

- As compensation for the services provided by IPO Wallet, the issuer is required to pay to IPO Wallet a fee consisting of a 9.25% (nine and a quarter percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and/or in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of IPO Wallet. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to IPO Wallet, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on IPO Wallets website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Hitting the Target Goal Early & Oversubscriptions

- IPO Wallet will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a IPO Wallet issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). IPO Wallet will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on IPO Wallet and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

**EXHIBIT E TO FORM C**

**CORPORATE DOCUMENTS – BY-LAWS**

(See attached)

# BY-LAWS OF LIT IO INC

## ARTICLE I
## OFFICES

**Section 1.01    Offices.** The address of the registered office of Lit IO Inc. (hereinafter called the "**Corporation**") in the State of Delaware shall be at 2140 South DuPont Hwy, Camden, Delaware 19934. The Corporation may have other offices, both within and without the State of Delaware, as the board of directors of the Corporation (the "**Board of Directors**") from time to time shall determine or the business of the Corporation may require.

**Section 1.02    Books and Records.** Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be maintained on any information storage device or method; *provided that* the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

## ARTICLE II
## MEETINGS OF THE STOCKHOLDERS

**Section 2.01    Place of Meetings.** All meetings of the stockholders shall be held at such place, if any, either within or without the State of Delaware, as shall be designated from time to time by resolution of the Board of Directors and stated in the notice of meeting.

**Section 2.02    Annual Meeting.** The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such date, time and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting.

**Section 2.03    Special Meetings.** Special meetings of stockholders for any purpose or purposes may be called by request of the President, a resolution approved by the Board of Directors, or the holders of a majority of the outstanding shares. The only business which may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting.

**Section 2.04    Adjournments.** Any meeting of the stockholders, annual or special, may be adjourned from time to time to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time, place, if any, thereof and the means of remote communication, if any, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at the adjourned meeting as of the record date fixed for notice of the adjourned meeting.

**Section 2.05   Notice of Meetings**. Notice of the place, if any, date, hour, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and means of remote communication, if any, of every meeting of stockholders shall be given by the Corporation not less than ten days nor more than 60 days before the meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Except as otherwise provided herein or permitted by applicable law, notice to stockholders shall be in writing and delivered personally, or mailed to the stockholders at their address appearing on the books of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, notice of meetings may be given to stockholders by means of electronic transmission in accordance with applicable law. Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

**Section 2.06   List of Stockholders**. The officer of the Corporation who has charge of the stock ledger shall prepare a complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares of each class of capital stock of the Corporation registered in the name of each stockholder at least ten days before any meeting of the stockholders. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network if the information required to gain access to such list was provided with the notice of the meeting or during ordinary business hours, at the principal place of business of the Corporation for a period of at least ten days before the meeting. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting the whole time thereof and may be inspected by any stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection by any stockholder during the whole time of the meeting as provided by applicable law. Except as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders or to vote in person or by proxy at any meeting of stockholders.

**Section 2.07   Quorum.** Unless otherwise required by law, the Corporation's Certificate of Incorporation (the "**Certificate of Incorporation**") or these by-laws, at each meeting of the stockholders, a majority in voting power of the shares of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power, by the affirmative vote of a majority in voting power thereof, to adjourn the meeting from time to time, in the manner provided in Section 2.04, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

**Section 2.08   Conduct of Meetings.** The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. At every meeting of the stockholders, the President, or in his or her absence or inability to act, the Chief Executive Officer, or, in his or her absence or inability to act, the person whom the President shall appoint, shall act as chairman of, and preside at, the meeting. The secretary or, in his or her absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman is appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

**Section 2.09   Voting; Proxies.** Unless otherwise required by law or the Certificate of Incorporation the election of directors shall be decided by a plurality of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election. Unless otherwise required by law, the Certificate of Incorporation or these by-laws, any matter, other than the election of directors, brought before any meeting of stockholders shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot.

**Section 2.10    Inspectors at Meetings of Stockholders**. The Board of Directors, in advance of any meeting of stockholders, may, and shall if required by law, appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and make a written report thereof. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting, the existence of a quorum and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board of Directors, the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxies, votes or any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a stockholder shall determine otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election.

**Section 2.11    Written Consent of Stockholders Without a Meeting**. Any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered (by hand or by certified or registered mail, return receipt requested) to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this Section 2.11, written consents signed by a sufficient number of holders to take action are delivered to the Corporation as aforesaid. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by applicable law, be given to those stockholders who have not consented in writing, and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

**Section 2.12 Fixing the Record Date.**

(a)     In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than ten days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote therewith at the adjourned meeting.

(b)     In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

## ARTICLE III
## BOARD OF DIRECTORS

**Section 3.01    General Powers**. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these by-laws or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

**Section 3.02    Number; Term of Office**. The Board of Directors shall consist of one member. Each director shall hold office until a successor is duly elected and qualified or until the director's earlier death, resignation, disqualification or removal.

**Section 3.03    Newly Created Directorships and Vacancies**. Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, may be filled by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified or the earlier of such director's death, resignation or removal.

**Section 3.04    Resignation**. Any director may resign at any time by notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later time as is therein specified. Section 3.05 Removal. Except as prohibited by applicable law or the Certificate of Incorporation, the stockholders entitled to vote in an election of directors may remove any director from office at any time, with or without cause, by the affirmative vote of a majority in voting power thereof.

**Section 3.06    Fees and Expenses**. Directors shall receive such fees and expenses as the Board of Directors shall from time to time prescribe.

**Section 3.07    Regular Meetings**. Regular meetings of the Board of Directors may be held without notice at such times and at such places as may be determined from time to time by the Board of Directors or its chairman.

**Section 3.08    Special Meetings**. Special meetings of the Board of Directors may be held at such times and at such places as may be determined by the chairman or the President on at least 24 hours' notice to each director given by one of the means specified in Section 3.11 hereof other than by mail or on at least three days' notice if given by mail. Special meetings shall be called by the chairman or the President in like manner and on like notice on the written request of any two or more directors.

**Section 3.09   Telephone Meetings**. Board of Directors or Board of Directors committee meetings may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard. Participation by a director in a meeting pursuant to this Section 3.09 shall constitute presence in person at such meeting.

**Section 3.10   Adjourned Meetings**. A majority of the directors present at any meeting of the Board of Directors, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours' notice of any adjourned meeting of the Board of Directors shall be given to each director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in Section 3.11 hereof other than by mail, or at least three days' notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

**Section 3.11   Notices**. Subject to Section 3.08, Section 3.10 and Section 3.12 hereof, whenever notice is required to be given to any director by applicable law, the Certificate of Incorporation or these by-laws, such notice shall be deemed given effectively if given in person or by telephone, mail addressed to such director at such director's address as it appears on the records of the Corporation, facsimile, e-mail or by other means of electronic transmission.

**Section 3.12   Waiver of Notice**. Whenever notice to directors is required by applicable law, the Certificate of Incorporation or these by-laws, a waiver thereof, in writing signed by, or by electronic transmission by, the director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board of Directors or committee meeting need be specified in any waiver of notice.

**Section 3.13   Organization**. At each meeting of the Board of Directors, the chairman or, in his or her absence, another director selected by the Board of Directors shall preside. The secretary shall act as secretary at each meeting of the Board of Directors. If the secretary is absent from any meeting of the Board of Directors, an assistant secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the secretary and all assistant secretaries, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

**Section 3.14   Quorum of Directors**. The presence of a majority of the Board of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board of Directors.

**Section 3.15   Action by Majority Vote.** Except as otherwise expressly required by these by-laws, the Certificate of Incorporation or by applicable law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

**Section 3.16   Action Without Meeting.** Unless otherwise restricted by the Certificate of Incorporation or these by-laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

**Section 3.17   Committees of the Board of Directors.** The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If a member of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board of Directors. Unless the Board of Directors provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board of Directors provides otherwise, each committee designated by the Board of Directors may make, alter and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this Article III.

### ARTICLE IV
### OFFICERS

**Section 4.01   Positions and Election.** The officers of the Corporation shall be elected by the Board of Directors and shall include a president, a treasurer and a secretary. The Board of Directors, in its discretion, may also elect a chairman (who must be a director), one or more vice chairmen (who must be directors) and one or more vice presidents, assistant treasurers, assistant secretaries and other officers. Any two or more offices may be held by the same person.

**Section 4.02    Term.** Each officer of the Corporation shall hold office until such officer's successor is elected and qualified or until such officer's earlier death, resignation or removal. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors at any time with or without cause by the majority vote of the members of the Board of Directors then in office. The removal of an officer shall be without prejudice to his or her contract rights, if any. The election or appointment of an officer shall not of itself create contract rights. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the president or the secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Should any vacancy occur among the officers, the position shall be filled for the unexpired portion of the term by appointment made by the Board of Directors.

**Section 4.03    The President.** The president shall have general supervision over the business of the Corporation and other duties incident to the office of president, and any other duties as may be from time to time assigned to the president by the Board of Directors and subject to the control of the Board of Directors in each case.

**Section 4.04    Vice Presidents.** Each vice president shall have such powers and perform such duties as may be assigned to him or her from time to time by the chairman of the Board of Directors or the president.

**Section 4.05    The Secretary.** The secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose, and shall perform like duties for committees when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the president. The secretary shall keep in safe custody the seal of the Corporation and have authority to affix the seal to all documents requiring it and attest to the same.

**Section 4.06    The Treasurer.** The treasurer shall have the custody of the corporate funds and securities, except as otherwise provided by the Board of Directors, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and the directors, at the regular meetings of the Board of Directors, or whenever they may require it, an account of all his or her transactions as treasurer and of the financial condition of the Corporation.

**Section 4.07   Duties of Officers May Be Delegated.** In case any officer is absent, or for any other reason that the Board of Directors may deem sufficient, the president or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer or to any director.

## ARTICLE V
## STOCK CERTIFICATES AND THEIR TRANSFER

**Section 5.01   Certificates Representing Shares.** The shares of stock of the Corporation shall be represented by certificates; provided that the Board of Directors may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board of Directors. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by the chairman, any vice chairman, the president or any vice president, and by the secretary, any assistant secretary, the treasurer or any assistant treasurer. Any or all such signatures may be facsimiles. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.

**Section 5.02   Transfers of Stock.** Stock of the Corporation shall be transferable in the manner prescribed by law and in these by-laws. Transfers of stock shall be made on the books of the Corporation only by the holder of record thereof, by such person's attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred. To the extent designated by the president or any vice president or the treasurer of the Corporation, the Corporation may recognize the transfer of fractional uncertificated shares, but shall not otherwise be required to recognize the transfer of fractional shares.

**Section 5.03   Transfer Agents and Registrars.** The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

**Section 5.04   Lost, Stolen or Destroyed Certificates.** The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate or uncertificated shares.

**Section 5.05 Right of First Refusal.**

(a)     **Right of First Refusal**. At any time prior to the consummation of an Initial Public Offering, and subject to the terms and conditions specified in this Section 5.05, the Corporation shall have a right of first refusal if any stockholder (the "**Offering Stockholder**") receives an offer from a party who is not a current stockholder (the "**Independent Third Party**") that the Offering Stockholder desires to accept to purchase all or any portion of the common stock owned by the Offering Stockholder (the "**Offered Shares**"). Each time the Offering Stockholder receives an offer for any of its common stock, the Offering Stockholder shall first make an offering of the Offered Shares to the Corporation in accordance with the following provisions of this Section 5.05 prior to transferring such Offered Shares to the Independent Third Party.

(b)     **Offer Notice**.

(i)     The Offering Stockholder shall, within five Business Days of receipt of the offer from the Independent Third Party, give written notice (the "**Offering Stockholder Notice**") to the Corporation that it has received a bona fide offer from an Independent Third Party and specifying: (w) the number of Offered Shares to be sold by the Offering Stockholder; (x) the name of the person or entity who has offered to purchase such Offered Shares; (y) the per share purchase price and the other material terms and conditions of the transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and (z) the proposed date, time and location of the closing of the transfer, which shall not be less than 60 Business Days from the date of the Offering Stockholder Notice.

(ii)     The Offering Stockholder Notice shall constitute the Offering Stockholder's offer to transfer the Offered Shares to the Corporation, which offer shall be irrevocable until the end of the ROFR Notice Period.

(iii)     By delivering the Offering Stockholder Notice, the Offering Stockholder represents and warrants to the Corporation that: (x) the Offering Stockholder has full right, title and interest in and to the Offered Shares; (y) the Offering Stockholder has all the necessary power and authority and has taken all necessary action to sell such Offered Shares as contemplated by this Section 5.05; and (z) the Offered Shares are free and clear of any and all Liens other than those arising as a result of or under the terms of this Agreement.

(c)     **Exercise of Right of First Refusal**.

(i)     Upon receipt of the Offering Stockholder Notice, the Corporation shall have 10 Business Days (the "**ROFR Notice Period**") to elect to purchase all (but not less than all) of the Offered Shares by delivering a written notice (a "**ROFR Offer Notice**") to the Offering Stockholder stating that it offers to purchase such Offered Shares on the terms specified in the Offering Stockholder Notice. Any ROFR Offer Notice shall be binding upon delivery and irrevocable.

(ii)     If the Corporation fails to deliver a ROFR Offer Notice during the ROFR Notice Period, it will be deemed to have waived all of such Corporation's rights to purchase the Offered Shares under this Section 5.05, and the Offering Stockholder shall thereafter be free to sell the Offered Shares to the Independent Third Party specified in the Offer Notice without any further obligation to such Stockholder pursuant to this Section 5.05.

(d)     **Consummation of Sale**. If the Corporation does not deliver a ROFR Notice in accordance with Section 5.05(c), the Offering Stockholder may, during the 60 Business Day period immediately following the expiration of the ROFR Notice Period (which period may be extended for a reasonable time not to exceed 90 Business Days to the extent reasonably necessary to obtain any Government Approvals) (the "**Waived ROFR Transfer Period**") transfer all of the Offered Shares to the Independent Third Party on terms and conditions no more favorable to the Independent Third Party than those set forth in the Offering Stockholder Notice. If the Offering Stockholder does not transfer the Offered Shares within such period or, if such transfer is not consummated within the Waived ROFR Transfer Period, the rights provided hereunder shall be deemed to be revived and the Offered Shares shall not be transferred to the Independent Third Party unless the Offering Stockholder sends a new Offering Stockholder Notice in accordance with, and otherwise complies with, this Section 5.05.

(e)     **Cooperation**. The Corporation shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 5.05 including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.


**ARTICLE VI**
**GENERAL PROVISIONS**


**Section 6.01     Seal**. The seal of the Corporation shall be in such form as shall be approved by the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise, as may be prescribed by law or custom or by

the Board of Directors.

**Section 6.02** **Fiscal Year**. The fiscal year of the Corporation shall be determined by the Board of Directors.

**Section 6.03** **Checks, Notes, Drafts, Etc.** All checks, notes, drafts or other orders for the payment of money of the Corporation shall be signed, endorsed or accepted in the name of the Corporation by such officer, officers, person or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

**Section 6.04** **Dividends**. Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property or in shares of the Corporation's capital stock, unless otherwise provided by applicable law or the Certificate of Incorporation.

**Section 6.05** **Conflict with Applicable Law or Certificate of Incorporation**. These by-laws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these by-laws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.

## ARTICLE VII
## AMENDMENTS

These by-laws may be amended, altered, changed, adopted and repealed or new by-laws adopted by the Board of Directors. The stockholders may make additional by-laws and may alter and repeal any by-laws whether such by-laws were originally adopted by them or otherwise.

**THIS IS NOT A STATEMENT OF GOOD STANDING**

| | | | |
|---|---|---|---|
| File Number: | 7799633 | Incorporation Date / Formation Date: | 1/14/2020 (mm/dd/yyyy) |
| Entity Name: | LIT IO INC | | |
| Entity Kind: | Corporation | Entity Type: | General |
| Residency: | Domestic | State: | DELAWARE |

**REGISTERED AGENT INFORMATION**

| | | | |
|---|---|---|---|
| Name: | ROCKET CORPORATE SERVICES INC. | | |
| Address: | 2140 S DUPONT HIGHWAY | | |
| City: | CAMDEN | County: | Kent |
| State: | DE | Postal Code: | 19934 |
| Phone: | | | |